Re:	InSite Vision Form S-3

Dear Mr. Belliston:

On behalf of InSite Vision Incorporated (the “Company”), this letter is being sent in response to the Securities and Exchange Commission’s comment letter dated April 24, 2007 (the “Comment Letter”), with respect to the Company’s Form S-3 filed April 11, 2007 (File No. 333-142049).

Set forth below is the Company’s response to the Comment Letter, with the Staff’s comments set out immediately preceding the corresponding response.

Exhibit Index, Page 32

1.
We note the footnote indicating that you plan to file exhibits 4.4 and 4.5, the forms of indenture, by amendment or as an exhibit to a 1934 Act filing. The indentures or forms of indenture must be filed prior to effectiveness of the registration statement. Please file them in a pre-effective amendment.

The Company intends to comply with the Staff’s comment and will file the form of indentures as a pre-effective amendment to the registration statement.

Securities and Exchange Commission, May 18, 2007 - Page 2

We appreciate your comments and request that you contact me at (650) 473-2675 with any questions regarding this letter.

Very truly yours,

/s/ John S. Mills
John S. Mills
for O'MELVENY & MYERS LLP

cc:	Jeffrey P. Riedler S. Kumar Chandrasekaran, Ph.D. Timothy C. Curry, Esq.